UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 18, 2019

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL’S HARDWARE PRODUCTION UPGRADE PROJECT WINS STATE SUPPORT

Moscow, Russia – April 18, 2019 – Mechel PAO (MOEX: MTLR; NYSE: MTL), a leading Russian mining and metals company, reports that the Supervisory Board of Russia’s Industry and Trade Ministry’s Industrial Development Fund approved a low-interest loan to Mechel Group’s Beloretsk Metallurgical Plant for upgrading its wire and rope production facilities.

The project’s cost will total 1.5 billion rubles, with the Industrial Development Fund footing the bill for 50% of this sum, or 750 million rubles. The loan’s maturity is five years. The project includes a large-scale technical upgrade of Beloretsk Metallurgical Plant’s wire and rope production facilities and installation of new level-type wire drawing equipment. The upgrade will enable the plant to produce the types of wire Russia is currently importing, with high quality characteristics including plastic properties, surface finish and full-length mechanical uniformity. Springs, ropes and other products made from such wires will have a longer life expectancy.

The project also includes implementing best available technologies which will yield additional effect of minimizing the facilities’ impact on the environment as the new equipment will be compliant with the most stringent ecological standards. The mills will be equipped with the mechanical descaling line which will enable the plant to stop using chemicals for rod descaling.

Beloretsk Metallurgical Plant’s new products will be widely in demand in aviation, shipbuilding, automobile, construction, oil and gas, electronic, furniture and chemical industries.

“Upgrading our wire and rope production facilities will help us dramatically improve our output’s quality and efficiency, make our production safer and more environmentally friendly. We plan to complete this upgrade in 2023. We are grateful to the Industrial Development Fund for their loan support of our project. I am sure that our new output with its improved quality will be in demand not only domestically, but internationally as well,” Mechel PAO’s Chief Executive Officer Oleg Korzhov commented.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: April 18, 2019

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